EXHIBIT 23.3
CONSENT
Dear Sirs/Mesdames:
Reference is made to the technical reports dated February 17, 2006, March 14, 2006 and July 31, 2006, entitled respectively, “Technical Report on the Sabara Project, Minas Gerais, Brazil,” “Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil” and “Technical Report on the Turmalina Gold Project, Pitangui, Minas Gerais, Brazil,” in each case prepared for Jaguar Mining Inc. by Roscoe Postle Associates Inc. or, in the case of the July 31, 2006 report, its successor Scott Wilson Roscoe Postle Associates Inc.
The undersigned hereby consents to the inclusion of the above reports, our name and references to and excerpts from these reports in the Form 40-F to be filed with the SEC.
Yours very truly,

/s/ GRAHAM G. CLOW
Graham G. Clow, P. Eng.
Scott Wilson Roscoe Postle Associates Inc.

Dated June 12, 2007